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17005641

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Commonwealth Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Cohasset Lane
(No. and Street)

Cherry Hill	**NJ**	**08003**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Laine **(856) 751-5220**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

B.S.

OATH OR AFFIRMATION

I, Jeffrey A. Laine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Group, Inc., as of December 31, 2016, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

MARIANNE T. LAINE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 1/17/2018

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Commonwealth Financial Group, Inc.
Audited Financial Statements
And Supplemental Information
December 31, 2016

Commonwealth Financial Group, Inc.
Audited Financial Statements
And Supplemental Information
December 31, 2016

Table of Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Shareholder
Commonwealth Financial Group, Inc.

We have audited the accompanying statement of financial condition of Commonwealth Financial Group, Inc., as of December 31, 2016, and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended. These financial statements are the responsibility of Commonwealth Financial Group, Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Financial Group, Inc., as of December 31, 2016, and the results of operations, changes in shareholder equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J. Kremer, CPA
Red Bank, New Jersey
February 19, 2017

Commonwealth Financial Group, Inc.
Statement of Financial Condition
As of December 31, 2016

ASSETS

Current assets:	
Cash	$55,182
Accounts receivable	3,186
Total Assets	$58,368

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$25,616
Total Current Liabilities	$25,616
Shareholder's Equity:	
Common stock: 1,000 shares authorized, stated value $1 1,000 shares issued and outstanding	$1,000
Additional paid in capital	27,130
Retained earnings	4,622
Shareholder's equity	32,752
Total Liabilities & Shareholder's Equity	$58,368

Please see the notes to the financial statements.

Commonwealth Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2016

Commissions & other revenues	$104,018
Commission expenses	(14,102)
Gross margin	$89,916
General and administrative expenses:	
Salaries & consulting	$16,000
General administration	74,253
Total general and administrative expenses	90,253
Income from operations	($337)
Other income:	
Other income	0
Interest & dividend income	5
Net income before income tax provision	($332)
Provision benefit for income taxes	(55)
Net income	($387)

Please see notes to the financial statements

Commonwealth Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Operating activities:	
Net income	($387)
Changes in other operating assets and liabilities:	
Receivable from clearing broker	(2,033)
Accounts payable & accrued expenses	6,537
Net cash provided by operations	$4,117
Net increase in cash during the fiscal year	$4,117
Cash at December 31, 2014	51,065
Cash at December 31, 2015	$55,182
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$250

Please see notes to the financial statements

Commonwealth Financial Group, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2015	$1,000	$27,130	$5,009	$33,139
Net income for the fiscal year			(387)	(387)
Balance at December 31, 2016	$1,000	$27,130	$4,622	$32,752

Please see notes to the financial statements

Commonwealth Financial Group, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization

Commonwealth Financial Group, Inc. (the Company) is a privately held corporation formed in Virginia in 1993 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2016, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

All tax returns from fiscal years 2013 to 2015 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2016.

4. Related Party Transactions

During fiscal year 2016, the Company's sole shareholder and chief executive officer provided office space to the Company at no cost.

5. Income Taxes

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes		($332)
Current tax expense:		
Federal:		
Net income before provision for income taxes	($332)	
Add back: 50% of meals and entertainment expenses	696	
Federal taxable base	$364	
Federal tax (15%)		55
Total provision for income tax		$55

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$32,752
DEBITS:	
Non-allowable assets:	
Accounts receivable	(3,186)
NET CAPITAL	$29,566
Less haircuts	0
ADJUSTED NET CAPITAL	$29,566
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$24,566
AGGREGATE INDEBTEDNESS:	$25,616
AGGREGATE INDEBTEDNESS TO NET CAPITAL	86.64%
Excess net capital previously reported on Form X-17A-5	$24,566
Adjustments	0
Excess net capital per audited report	$24,566

Commonwealth Financial Group, Inc.
38 Cohasset Lane
Cherry Hill, NJ 08003

December 31, 2016

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Commonwealth Financial Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Commonwealth Financial Group, Inc. states the following:

Commonwealth Financial Group, Inc., claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(1), the exemption provision, as the company limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. The company may briefly handle customer funds and or/securities, but promptly transmits such funds and securities received. Additionally, the company does not hold funds or securities for, or owe money or securities to, customers. customers.

Commonwealth Financial Group, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

Jeff Laine
President

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Commonwealth Financial Group, Inc., identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Commonwealth Financial Group, Inc., claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(1) (the "exemption provisions) and (2) Commonwealth Financial Group, Inc., stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Commonwealth Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Commonwealth Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J. Kremer, CPA
Red Bank, N.J.
February 19, 2017